UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
99.1	2006 Annual Consolidated Financial Statements.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2007	Cameco Corporation

By:	Gary M.S. Chad
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Exhibit 99.1
CAMECO CORPORATION
2006 CONSOLIDATED FINANCIAL STATEMENTS
March 16, 2007

REPORT OF MANAGEMENT’S ACCOUNTABILITY
The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual report and reflect the corporation’s business transactions and financial position.
Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.
In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s system of internal control over financial reporting was effective as at December 31, 2006.
Our shareholders’ independent auditors, KPMG LLP, whose report on their examination follows, have audited management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.
The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

“Gerald W. Grandey”	“O. Kim Goheen”

President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

March 16, 2007	March 16, 2007

AUDITORS’ REPORT
To the Shareholders of Cameco Corporation
We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the corporation’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
“KPMG LLP”
Chartered Accountants
Saskatoon, Canada
March 16, 2007

Consolidated Balance Sheets

		(As adjusted -
		note 3(b))

As at December 31	2006	2005
($Cdn thousands)

Assets
Current assets
Cash and cash equivalents	$334,089	$623,193
Accounts receivable	403,280	340,498
Inventories [note 4]	416,479	399,675
Supplies and prepaid expenses	191,831	152,790
Current portion of long-term receivables, investments and other [note 6]	8,745	8,303

	1,354,424	1,524,459

Property, plant and equipment [note 5]	3,312,152	2,871,337
Long-term receivables, investments and other [note 6]	293,714	196,747
Goodwill [note 22]	180,139	180,232

Total assets	$5,140,429	$4,772,775

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$402,806	$350,398
Dividends payable	14,092	10,487
Current portion of long-term debt [note 7]	7,900	156,699
Current portion of other liabilities [note 9]	30,881	43,725
Future income taxes [note 16]	46,289	73,910

	501,968	635,219

Long-term debt [note 7]	696,691	702,109
Provision for reclamation [note 8]	228,496	167,568
Other liabilities [note 9]	232,370	98,609
Future income taxes [note 16]	339,451	444,942

	1,998,976	2,048,447

Minority interest	400,071	360,697

Shareholders’ equity
Share capital [note 10]	812,769	779,035
Contributed surplus [note 10]	540,173	529,245
Retained earnings	1,428,206	1,108,748
Cumulative translation account [note 11]	(39,766)	(53,397)

	2,741,382	2,363,631

Total liabilities and shareholders’ equity	$5,140,429	$4,772,775

Commitments and contingencies [notes 8,24,25]
See accompanying notes to consolidated financial statements.
Approved by the board of directors
Original signed by Gerald W. Grandey and Nancy E. Hopkins

Consolidated Statements of Earnings

		(As adjusted -	(As adjusted -
		note 3(b))	note 3(b))
For the years ended December 31	2006	2005	2004
($Cdn thousands, except per share amounts)

Revenue from
Products and services	$1,831,690	$1,312,655	$1,048,487

Expenses
Products and services sold	1,127,772	814,032	623,125
Depreciation, depletion and reclamation	199,665	197,516	180,229
Administration	143,014	110,187	71,844
Exploration	58,152	57,468	35,972
Cigar Lake remediation [note 12]	20,559	—	—
Interest and other [note 13]	(3,708)	12,103	14,264
Research and development	2,682	2,410	1,911
Gain on sale of assets [note 14]	(51,826)	(1,739)	(1,958)

	1,496,310	1,191,977	925,387

Earnings from operations	335,380	120,678	123,100
Earnings from Bruce Power [note 19]	—	165,775	120,722
Other income (expense) [note 15]	10,046	(13,989)	133,421

Earnings before income taxes and minority interest	345,426	272,464	377,243
Income tax expense (recovery) [note 16]	(68,843)	30,257	73,285
Minority interest	38,554	26,738	27,452

Net earnings	$375,715	$215,469	$276,506

Basic earnings per common share [note 26]	$1.07	$0.62	$0.81

Diluted earnings per common share [note 26]	$1.02	$0.60	$0.77

Consolidated Statements of Retained Earnings

		(As adjusted -	(As adjusted -
		note 3(b))	note 3(b))
For the years ended December 31	2006	2005	2004
($Cdn thousands)

Retained earnings at beginning of year
As previously reported	$1,114,693	$938,809	$694,423
Change in accounting policy for stock-based compensation [note 3(b)]	(5,945)	(3,783)	(1,504)

As adjusted	1,108,748	935,026	692,919
Net earnings	375,715	215,469	276,506
Dividends on common shares	(56,257)	(41,747)	(34,399)

Retained earnings at end of year	$1,428,206	$1,108,748	$935,026

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

		(As adjusted -	(As adjusted -
		note 3(b))	note 3(b))
For the years ended December 31	2006	2005	2004
(Cdn$ thousands)

Operating activities
Net earnings	$375,715	$215,469	$276,506
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	199,665	197,516	180,229
Provision for future taxes [note 16]	(184,639)	(51,723)	31,058
Deferred revenue recognized	(43,449)	(25,286)	(19,085)
Unrealized losses (gains) on derivatives	10,400	10,513	(7,217)
Stock-based compensation [note 20]	17,549	16,913	9,485
Gain on sale of assets [note 14]	(51,826)	(1,739)	(1,958)
Cigar Lake remediation [note 12]	15,356	—	—
Earnings from Bruce Power	—	(165,775)	(120,722)
Equity in (earnings) loss from associated companies [note 15]	5,320	(184)	(990)
Other expense (income)	—	16,577	(124,050)
Minority interest	38,554	26,738	27,452
Other operating items [note 17]	35,375	38,517	(22,666)

Cash provided by operations	418,020	277,536	228,042

Investing activities
Acquisition of businesses, net of cash acquired	(83,856)	—	(3,717)
Additions to property, plant and equipment	(459,559)	(284,929)	(148,273)
Restructuring of Bruce Power	—	200,000	—
Net proceeds on sale of investment in Energy Resources Australia Ltd	—	101,956	—
Increase in long-term receivables, investments and other	(29,687)	(6,077)	(10,466)
Proceeds on sale of property, plant and equipment	46,404	10,532	1,769

Cash provided by (used in) investing	(526,698)	21,482	(160,687)

Financing activities
Short-term financing	—	(14,544)	14,544
Decrease in debt	(156,700)	(167,233)	(169,083)
Increase in debt	—	—	100,300
Issue of debentures, net of issue costs	—	297,750	—
Issue of shares	27,058	25,199	41,281
Subsidiary issue of shares	—	—	101,234
Dividends	(52,660)	(39,970)	(34,262)

Cash provided by (used in) financing	(182,302)	101,202	54,014

Increase (decrease) in cash during the year	(290,980)	400,220	121,369
Exchange rate changes on foreign currency cash balances	1,876	(9,662)	(15,906)
Increase in cash due to accounting change [note 19]	—	43,103	—
Cash at beginning of year	623,193	189,532	84,069

Cash at end of year	$334,089	$623,193	$189,532

Supplemental cash flow disclosure
Interest paid	$53,551	$26,610	$35,968
Income taxes paid	$115,352	$48,429	$18,262

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
($Cdn thousands except per share amounts and as noted)
1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, “Cameco” or “the company”) are primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has a 31.6% interest in Bruce Power L.P. (“BPLP”), which operates the four Bruce B nuclear reactors in Ontario. The company wholly owns Zircatec Precision Industries, Inc., whose primary business is the fabrication of nuclear fuel bundles. Cameco’s 52.7% subsidiary Centerra Gold Inc. (“Centerra”) is involved in the exploration for and the development, mining and sale of gold.

2.	Significant Accounting Policies
(a)	Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

(b)	Cash

Cash consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at time of purchase.

(c)	Inventories

Inventories of broken ore, uranium concentrates, refined and converted products and gold are valued at the lower of average cost and net realizable value. Average cost includes direct materials, direct labour, operational overhead expenses and depreciation, depletion and reclamation.

(d)	Supplies

Consumable supplies and spares are valued at the lower of cost or replacement value.

(e)	Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Portfolio investments are carried at cost or at cost less amounts written off to reflect a decline in value that is other than temporary.

(f)	Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production.

(g)	Non-Producing Properties

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

(h)	Property Evaluations

Cameco reviews the carrying values of its properties when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of undiscounted future net cash flows. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

(i)	Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill is assigned to assets and is not amortized.

(j)	Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period, which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(k)	Capitalization of Interest

Interest is capitalized on expenditures related to construction or development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

(l)	Depreciation and Depletion

Conversion services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For conversion services, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines’ economically recoverable proven and probable ore reserves which are recovered during the period.

Nuclear generating plants are depreciated according to the straight-line method based on the lower of useful life and remaining lease term.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

(m)	Research and Development and Exploration Costs

Expenditures for research and technology related to the products and processes and expenditures for geological exploration programs are charged against earnings as incurred.

(n)	Environmental Protection and Reclamation Costs

The fair value of the liability for an asset retirement obligation is recognized in the period incurred. The fair value is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time through periodic charges to earnings and it is reduced by actual costs of decommissioning and reclamation. Cameco’s estimates of reclamation costs could change as a result of changes in regulatory requirements and cost estimates. Expenditures relating to ongoing environmental programs are charged against earnings as incurred.

(o)	Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Cameco measures the plan assets and the accrued benefit obligations on December 31 each year.

On both the Cameco-specific and BPLP-specific defined benefit pension plans, past service costs arising from plan amendments are amortized on a straight-line basis over the expected average remaining service life of the plan participants. Net actuarial gains, which exceed 10% of the greater of the accrued benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

On the Cameco-specific retirement benefit plans that do not vest or accumulate, past service costs arising from plan amendments, and net actuarial gains and losses, are recognized in the period they arise. Conversely, the BPLP-specific amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

(p)	Stock-Based Compensation

Cameco has four stock-based compensation plans that are described in note 20. These encompass a stock option plan, a performance share unit plan, a deferred share unit plan and a phantom stock option plan.

Options granted under the stock option plan on or after January 1, 2003 are accounted for using the fair value method. Under this method, the compensation cost of options granted is measured at estimated fair value at the grant date and recognized over the shorter of, the period to eligible retirement, or the vesting period. For options granted prior to January 1, 2003, no compensation expense was recognized when the stock options were granted. Any consideration received on exercise of stock options is credited to share capital.

Deferred share units, performance share units and phantom stock options are amortized over their vesting periods and re-measured at each reporting period, until settlement, using the quoted market value.

(q)	Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when persuasive evidence of an arrangement exists, delivery occurs, the related revenue is fixed or determinable and collection is reasonably assured.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium Supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (“Converters”) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually-specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll Conversion Services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. The customer delivers uranium to Cameco’s conversion facilities. Once conversion is complete, Cameco physically delivers converted uranium to enrichment facilities (“Enrichers”) where the Enricher will credit Cameco’s account for the volume of accepted processed uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion Supply

In a conversion supply arrangement, Cameco is contractually obligated to provide uranium concentrates and conversion services to its customers. Cameco-owned uranium is converted and physically delivered to an Enricher as described in the toll conversion services arrangement. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided. It is rare for Cameco to enter into back-to-back arrangements for uranium supply and toll conversion services. However, in the event that a customer requires such an arrangement, revenue from uranium supply is deferred until the toll conversion service has been rendered.

Revenue from deliveries to counterparties with whom Cameco has arranged a standby product loan facility (up to the limit of the loan facilities) and the related cost of sales are deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.

Cameco records revenue on the sale of gold when title passes and delivery is effected.

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

(r)	Amortization of Financing Costs

Debt discounts and issue expenses associated with long-term financing are deferred and amortized over the term of the issues to which they relate.

(s)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

The United States dollar is considered the functional currency of most of Cameco’s uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco’s net investment in these foreign operations, are recorded in the cumulative translation account component of shareholders’ equity. Exchange gains or losses arising from the translation of foreign debt and preferred securities designated as hedges of a net investment in foreign operations are also recorded in the cumulative translation account component of shareholders’ equity. These adjustments are not included in earnings until realized through a reduction in Cameco’s net investment in such operations.

(t)	Derivative Financial Instruments and Hedging Transactions

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses related to hedging items are deferred and recognized in the same period as the corresponding hedged items. If derivative financial instruments are closed before planned delivery, gains or losses are recorded as deferred gains or deferred charges and recognized on the planned delivery date. In the event a hedged item is sold, extinguished or matures prior to the termination of the related hedging instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

BPLP uses various energy and related sales contracts to reduce exposure to fluctuations in the price of electricity in Ontario. Gains or losses on hedging instruments are recognized in earnings over the term of the contract when the underlying hedged transactions occur. All energy contracts are designated as hedges of BPLP’s electricity sales.

(u)	Earnings Per Share

Earnings per share are calculated using the weighted average number of paid common shares outstanding.

The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase shares of the company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.
3.	New Accounting Pronouncements
(a)	Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: “Financial Instruments – Recognition and Measurement”, “Hedges” and “Comprehensive Income”. The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheets, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statements of Earnings. Unrealized gains and losses on financial assets that are available for sale will be reported in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statements of Earnings. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheets.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statements of Earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in other comprehensive income until the hedged items are recognized in the Consolidated Statements of Earnings.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the new statement entitled “Statement of Shareholders’ Equity” that will be added to the consolidated financial statements.

These new standards will apply to Cameco effective January 1, 2007. As at January 1, 2007, Cameco will recognize all of its financial assets and liabilities in the Consolidated Balance Sheets according to their classification. Any adjustment made to a previous carrying amount will be recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of a separate item in accumulated other comprehensive income net of taxes. Cameco is completing its assessment of the impact these new standards will have on its consolidated financial statements.

(b)	Stock-Based Compensation

In July 2006, the Emerging Issues Committee (“EIC”) issued abstract No. 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This EIC clarifies that the compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, should be recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire. This EIC requires retroactive application to all stock-based compensation awards accounted for in accordance with the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This differs from the current practice that recognizes the expense over the period from the grant date to the vesting date.

The cumulative effect of the change in policy on the balance sheet at December 31, 2005 is to increase contributed surplus by $5,945,000, and decrease retained earnings by $5,945,000. The effect of the change in policy on the statement of earnings for the year ended December 31, 2005 was a $2,162,000 (2004 — $2,279,000) reduction in earnings (2005 — $0.01 per share; 2004 — $0.01 per share). The impact on 2006 financial results was negligible.
4.	Inventories

	2006	2005

Uranium
Concentrate	$280,650	$292,099
Broken ore	12,946	9,661

	293,596	301,760

Fuel Services	98,485	63,492

Gold
Finished	5,513	14,311
Broken ore	18,885	20,112

	24,398	34,423

Total	$416,479	$399,675

5.	Property, Plant and Equipment

		Accumulated
		Depreciation	2006	2005
	Cost	and Depletion	Net	Net

Uranium
Mining	$2,818,849	$1,485,452	$1,333,397	$1,329,971
Non-producing	748,442	—	748,442	577,181

Fuel Services	497,118	176,334	320,784	131,657

Electricity
Assets under capital lease	164,300	52,400	111,900	121,200
Other	514,521	114,518	400,003	399,245

Gold
Mining	912,948	559,071	353,877	277,485
Non-producing	2,876	—	2,876	2,877

Other	65,567	24,694	40,873	31,721

Total	$5,724,621	$2,412,469	$3,312,152	$2,871,337

6.	Long-Term Receivables, Investments and Other

	2006	2005

BPLP [note 19]
Capital lease receivable from Bruce A L.P.	$97,518	$97,454
Receivable from Ontario Power Generation (“OPG”)	11,281	19,181
Accrued pension benefit asset [note 21]	11,992	18,119
Kumtor Gold Company (“KGC”)
Reclamation trust fund	6,999	5,087
Investments in associated companies
Investment in UNOR Inc. (market value $14,452)	8,893	—
Investment in UEX Corporation (market value $219,548)	19,151	11,303
Deferred charges
Cost of sales [notes 9, 2(q)]	75,854	—
Debt issue costs	7,372	8,538
Gold hedges	593	3,291
Investment in Huron Wind L.P.	2,340	2,527
Advances receivable	46,094	21,928
Accrued pension benefit asset [note 21]	7,889	9,689
Other	6,483	7,933

	302,459	205,050

Less current portion	(8,745)	(8,303)

Net	$293,714	$196,747

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to Bruce A L.P under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.

7.	Long-Term Debt

	2006	2005

Convertible debentures	$207,091	$204,577
Debentures	300,000	450,000
Capital lease obligation — BPLP [note 19]	197,500	204,231

	704,591	858,808

Less current portion	(7,900)	(156,699)

Net	$696,691	$702,109

On September 25, 2003 the company issued unsecured convertible debentures in the amount of $230,000,000. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The fair value of the conversion option associated with the convertible debentures on the date of issuance was $30,473,000, resulting in an effective interest rate of 6.85%. The amount is reflected as contributed surplus. The conversion price is $10.83 per share, a rate of approximately 92.3 common shares per $1,000 of convertible debentures. Interest is payable semi-annually in arrears on April 1 and October 1. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued and unpaid interest.
The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at December 31, 2006 and was approximately $957,000,000.
Cameco has $300,000,000 outstanding in senior unsecured debentures (Series C). These debentures bear interest at a rate of 4.7% per annum and mature September 16, 2015. Cameco had $100,000,000 outstanding in senior unsecured debentures (Series A) that bore interest at a rate of 6.9% per annum and were to mature July 12, 2006. Cameco also had $50,000,000 outstanding in senior unsecured debentures (Series B) that bore interest at a rate of 7.0% per annum and were to mature July 6, 2006. On January 17, 2006, Cameco redeemed in full the Series A and B debentures. The redemption prices under the trust indenture were based on the yield for a Government of Canada bond with the equivalent term to maturity plus 25 basis points for the Series A debentures and 34 basis points for the Series B debentures. The total redemption price was $152,104,000 plus accrued and unpaid interest.
Cameco has a $500,000,000 unsecured revolving credit facility that is available until November 30, 2011. Cameco may also borrow directly in the commercial paper market. These amounts, when drawn, are classified as long-term debt.
Cameco has $597,080,000 ($169,320,000 (Cdn) and $367,081,000 (US)) in letter of credit facilities. The majority of the outstanding letters of credit at December 31, 2006 relate to future decommissioning and reclamation liabilities [note 8] and amounted to $213,069,000 ($137,236,000 (Cdn) and $65,076,000 (US)) (2005 — $206,647,000 ($133,522,000 (Cdn) and $62,720,000 (US))). At December 31, 2006 there were no amounts outstanding under the $300,000,000 (US) letter of credit facility that related to the standby product loan facilities.
BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years.
BPLP has a $150,000,000 revolving credit facility that is available until July 21, 2008 as well as a $30,000,000 letter of credit facility. As at December 31, 2006, BPLP did not have any amount outstanding under these facilities.

The table below represents currently scheduled maturities of long-term debt over the next five years.

2007	$7,900
2008	8,848
2009	10,112
2010	11,692
2011	13,272
Thereafter	652,767

Total	$704,591

Standby Product Loan Facilities
Cameco has arranged for standby product loan facilities with two Cameco customers. The arrangements, which were finalized in 2006, allow Cameco to borrow up to 5,560,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,400,000 kilograms of uranium can be borrowed in the form of UF6. Under the loan facilities, standby fees of 0.5% to 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%. Any borrowings will be secured by letters of credit and are payable in kind.
The market value of the available facilities is based on the quoted market price of the products at December 31, 2006 and was approximately $416,000,000 (US). As at December 31, 2006, the company did not have any loan amounts outstanding under the facilities.
8.	Provision for Reclamation

Cameco’s estimates of future asset retirement obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $312,600,000. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $209,500,000 in the form of letters of credit to satisfy current regulatory requirements.

Following is a reconciliation of the total liability for asset retirement obligations:

	2006	2005	2004

Balance, beginning of year	$167,568	$166,941	$150,444
Acquisition of Zircatec interest [note 23]	7,129	—	—
Additions to liabilities	50,299	579	2,074
Liabilities settled	(6,420)	(6,938)	(4,357)
Accretion expense	9,954	9,017	9,246
Impact of foreign exchange	(34)	(2,031)	(5,318)
Acquisition of Kumtor interest	—	—	14,852

Balance, end of year	$228,496	$167,568	$166,941

Following is a summary of the key assumptions on which the carrying amount of the asset retirement obligations is based:
(i)	Total undiscounted amount of the estimated cash flows — $312,600,000.

(ii)	Expected timing of payment of the cash flows — timing is based on life of mine plans. The majority of expenditures are expected to occur after 2013.

(iii)	Discount rates – 5.25% to 7.50% for operations in North America; 8.00% for operations in Kyrgyzstan; 8.50% for operations in Mongolia.
The asset retirement obligations liability is comprised of:

	2006	2005

Uranium	$118,272	$101,573
Fuel Services	90,789	44,923
Gold	19,435	21,072

Total	$228,496	$167,568

Under the BPLP lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (“CNSC”) may require of BPLP as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.
9.	Other Liabilities

	2006	2005

Deferred sales [notes 6, 2(q)]	$107,330	$—
Deferred currency hedges	26,333	26,171
Accrued post-retirement benefit liability [note 21]	12,166	7,403
Zircatec acquisition holdback [note 23]	20,000	—
BPLP
Accrued post-retirement benefit liability [note 21]	86,856	78,149
Deferred revenue — electricity contracts	856	16,047
Other	9,710	14,564

	263,251	142,334
Less current portion	(30,881)	(43,725)

Net	$232,370	$98,609

10.	Share Capital

Authorized share capital:
Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of voting common shares, and
One Class B share
(a)	Common Shares

Number Issued (Number of Shares)	2006	2005	2004

Beginning of year	349,570,048	346,080,138	340,616,538

Issued:
Debenture conversions	5,905	16,150	—
Stock option plan [note 20]	2,716,679	3,473,760	5,463,600

Issued share capital	352,292,632	349,570,048	346,080,138

Amount	2006	2005	2004

Beginning of year	$779,420	$751,145	$711,063

Issued:
Debenture conversions	64	175	—
Stock option plan [note 20]	33,361	28,100	40,082

Issued share capital	812,845	779,420	751,145
Less loans receivable	(76)	(385)	(586)

End of year	$812,769	$779,035	$750,559

(b)	Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

(c)	Contributed Surplus

		(as adjusted -
		note 3(b))
	2006	2005

Beginning of year
As previously reported	$523,300	$511,674
Change in accounting policy for stock-based compensation [note 3]	5,945	3,783

As adjusted	$529,245	$515,457
Stock-based compensation [note 20]	17,549	16,913
Options exercised [note 20]	(6,612)	(3,102)
Debenture conversions	(9)	(23)

End of year	$540,173	$529,245

11.	Cumulative Translation Account

The balance represents the cumulative unrealized net exchange loss on Cameco’s net investments in foreign operations and any foreign currency debt designated as hedges of the net investments.

12.	Cigar Lake Remediation

As a result of the water inflow at Cigar Lake, Cameco recorded an expense of $20,559,000. Of the amount recorded, $15,356,000 related to the write-down of assets while $5,203,000 related to remediation efforts. Future costs associated with the remediation will be expensed as incurred.

On March 16, 2007, the board of directors approved a new plan for the remediation and continued development of the Cigar Lake uranium project. Cameco’s share of additional development costs is estimated to be $274 million, bringing the total construction costs to develop the project to $508 million. In addition, Cameco expects to incur remediation expenses of $32 million in 2007 and $9 million in 2008. The new plan is subject to the approval of the partners of the Cigar Lake Joint Venture.

13.	Interest and Other

	2006	2005	2004

Interest on long-term debt	$43,223	$35,388	$40,014
Redemption of preferred securities	—	—	6,817
Other interest and financing charges	4,642	1,600	3,870
Foreign exchange losses	1,413	3,719	331
(Gains) losses on derivatives	10,400	7,754	(7,217)
Interest income	(32,348)	(10,517)	(4,819)
Capitalized interest	(31,038)	(25,841)	(24,732)

Net	$(3,708)	$12,103	$14,264

14.	Gain on Sale of Assets

	2006	2005	2004

Interest in Fort a la Corne Joint Venture	$(44,782)	$—	$—
Voting rights in Fort a la Corne Joint Venture	(5,889)	(161)	—
Other	(1,155)	(1,578)	(1,958)

Net	$(51,826)	$(1,739)	$(1,958)

15.	Other Income (Expense)

	2006	2005	2004

Insurance settlement (Kumtor)	$15,366	$—	$—
Equity in earnings (loss) of associated companies	(5,320)	184	990
Sale of investment in Energy Resources Australia Ltd	—	83,673	—
Dividends on portfolio investments	—	2,022	1,383
Writedown of portfolio investments	—	(6,323)	—
Restructuring of Bruce Power	—	(93,545)	—
Restructuring of gold business	—	—	122,946
South Texas Project break fee	—	—	8,102

Net	$10,046	$(13,989)	$133,421

16.	Income Taxes

The significant components of future income tax assets and liabilities at December 31 are as follows:

	2006	2005

Assets
Property, plant and equipment	$173,774	$129,823
Provision for reclamation	65,234	53,901
Foreign exploration and development	31,144	33,618
Other	37,031	53,691

Future income tax assets before valuation allowance	307,183	271,033
Valuation allowance	(128,771)	(112,519)

Future income tax assets, net of valuation allowance	$178,412	$158,514

Liabilities
Property, plant and equipment	$502,579	$571,585
Inventories	18,935	12,100
Long-term investments and other	42,638	93,681

Future income tax liabilities	$564,152	$677,366

Net future income tax liabilities	$385,740	$518,852
Less current portion	(46,289)	(73,910)

	$339,451	$444,942

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

		(as adjusted -	(as adjusted -
		note 3(b))	note 3(b))
	2006	2005	2004

Earnings before income taxes and minority interest	$345,426	$272,464	$377,243
Combined federal and provincial tax rate	39.3%	42.4%	43.5%

Computed income tax expense	135,752	115,525	164,101
Increase (decrease) in taxes resulting from:
Reduction in income tax rates	(66,749)	—	—
Provincial royalties and other taxes	1,092	3,079	5,541
Federal resource allowance	(6,617)	(8,181)	2,251
Manufacturing and processing deduction	(5,719)	(1,321)	(7,439)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(133,988)	(91,049)	(61,398)
Non-taxable portion of capital gain	—	(10,300)	(28,448)
Change in valuation allowance	19,126	17,019	(11,185)
Capital and other taxes	2,296	8,602	5,780
Stock-based compensation plans	6,700	7,037	4,119
Recovery of taxes due to amendment of tax treatment	(16,950)	(10,342)	—
Other tax deductions	(3,786)	188	(37)

Income tax expense (recovery)	$(68,843)	$30,257	$73,285

During 2006, the federal and provincial governments enacted amendments to current tax legislation, which provided for a reduction in corporate tax rates. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was a reduction of $73,000,000.
In addition, confirmation was received with respect to deductibility of the Saskatchewan provincial resource surcharge for years prior to 2001. As a result, a $16,950,000 reduction of future taxes was recorded.

	2006	2005	2004

Earnings before income taxes and minority interest
Canada	$(17,703)	$(94,978)	$202,518
Foreign	363,129	367,442	174,725

	$345,426	$272,464	$377,243

Current income taxes
Canada	$91,730	$53,719	$34,486
Foreign	24,066	28,261	7,741

	$115,796	$81,980	$42,227

Future income taxes (recovery)
Canada	$(167,189)	$(56,923)	$38,153
Foreign	(17,450)	5,200	(7,095)

	$(184,639)	$(51,723)	$31,058

Income tax expense (recovery)	$(68,843)	$30,257	$73,285

17.	Statements of Cash Flows Other Operating Items

	2006	2005	2004

Changes in non-cash working capital:
Accounts receivable	$36,180	$(78,552)	$4,660
Inventories	(63,623)	(21,079)	(51,913)
Supplies and prepaid expenses	(38,393)	(22,282)	(16,629)
Accounts payable and accrued liabilities	58,258	44,381	39,083
Hedge position settlements	32,113	43,571	3,634
Bruce Power distributions	—	83,740	—
Other	10,840	(11,262)	(1,501)

Total	$35,375	$38,517	$(22,666)

18.	Joint Ventures

Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco’s significant uranium joint venture interests are comprised of:

Producing:
McArthur River	69.81%
Key Lake	83.33%

Non-producing:
Cigar Lake	50.03%
Inkai	60.00%
Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory. At December 31, 2006, Cameco’s share of property, plant and equipment in these joint ventures amounted to $1,862,000,000 (2005 — $1,714,000,000) [note 5].

Cameco previously accounted for its investment in BPLP using the equity method. As a result of the restructuring of the partnership agreement, which provides for joint control among the three major partners, Cameco began accounting for this investment as a joint venture effective November 1, 2005 [note 19].

19.	Investment in BPLP
(a)	Restructuring

On October 31, 2005, a new Bruce A limited partnership was formed to hold the lease for the four Bruce A reactors. Cameco was not part of this new partnership but it has maintained its existing 31.6% interest in BPLP, which retained ownership of the four Bruce B reactors. BPLP received an initial payment for the assets transferred to the Bruce A partnership which resulted in a special distribution to the partners. Cameco’s share of the special distribution was $200,000,000. The reorganization involving Bruce A triggered a loss of about $62,000,000 (Cameco’s share after tax) and resulted in amendments to the existing partnership agreement. These amendments led to joint control among the three major partners. As a result, effective November 1, 2005, Cameco has proportionately consolidated its 31.6% interest. Prior to November 1, 2005, Cameco was using the equity method to account for this investment.

(b)	Fuel Supply Agreements

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2006, sales of uranium and conversion services to BPLP amounted to $41,650,000 (2005 — $22,017,000), approximately 2.3% (2005 — 1.7%) of Cameco’s total revenue. At December 31, 2006, amounts receivable under these agreements totalled $15,055,000 (2005 — $26,666,000).

(c)	Supplementary Information

Since November 1, 2005, Cameco has proportionately consolidated its share of BPLP. For 2005, $114,000,000 of earnings before taxes was accounted for under the equity method. The following tables represent Cameco’s proportionate share of BPLP.

Balance Sheets

(Millions)	2006	2005

Current assets	$129	$133
Property, plant and equipment	417	415
Long-term receivables and investments	131	144

	$677	$692

Current liabilities	$100	$98
Long-term liabilities	358	354

	458	452

Equity	219	240

	$677	$692

Statements of Earnings

(Millions)	2006	2005	2004

Revenue	$393	$565	$494
Operating costs	256	380	366

Earnings before interest and taxes	137	185	128
Interest	14	21	21
Loss on restructuring	—	47	—

Earnings before taxes	$123	$117	$107

Statements of Cash Flows

(Millions)	2006	2005	2004

Cash provided by operations	$163	$244	$140
Cash provided by (used in) investing	(38)	103	(114)
Cash used in financing	(143)	(328)	(33)
20.	Stock-Based Compensation Plans

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option. Options have not been awarded to directors since 2003.

Prior to 1999, participants were eligible to receive loans from Cameco to assist in the purchase of common shares pursuant to the exercise of options. The maximum term of the loans was 10 years from the date of the grant of the related option. The loans bear interest at a rate equivalent to the regular dividends paid on the common shares to which the loans were provided. Common shares purchased by way of a company loan are held in escrow in the account of the option holder and are pledged as security for the respective loan until the loan has been repaid in full. Outstanding loans are shown as a reduction of share capital [note 10].

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 22,329,713 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of Options)	2006	2005	2004

Beginning of year	8,723,170	9,737,340	12,240,000
Options granted	1,537,330	2,631,180	4,170,000
Options exercised [note 10]	(2,716,679)	(3,473,760)	(5,463,600)
Options cancelled	(153,768)	(171,590)	(1,209,060)

End of year	7,390,053	8,723,170	9,737,340

Exercisable	3,088,841	2,859,318	3,253,800

Upon exercise of certain existing options, additional options in respect of 55,000 shares would be granted.

Weighted average exercise prices were as follows:

	2006	2005	2004

Beginning of year	$13.29	$7.64	$6.71
Options granted	41.04	27.11	11.42
Options exercised	9.84	7.16	7.20
Options cancelled	32.92	28.79	13.17

End of year	$19.92	$13.29	$7.64

Exercisable	$10.46	$6.93	$6.27

Total options outstanding and exercisable at December 31, 2006 were as follows:

2006		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercisable		Exercisable
Option Price Per Share	Number	Life	Price	Number	Price

$ 3.13 - 4.81	228,200	2	$4.23	228,200	$4.23
4.82 - 10.51	3,622,280	5	8.43	2,388,296	7.78
10.52 - 41.00	3,539,573	8	32.69	472,345	27.04

	7,390,053			3,088,841

The foregoing options have expiry dates ranging from March 3, 2007 to December 8, 2015.

CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, establishes a fair value based method of accounting for stock-based compensation plans which Cameco has adopted effective January 1, 2003.

For the year ended December 31, 2006, Cameco has recorded compensation expense of $17,549,000 (2005 — $16,913,000; 2004 — $9,485,000) with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees.

The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005	2004

Number of options granted	1,537,330	2,631,180	4,170,000
Average strike price	$41.04	$27.11	$11.42
Expected dividend	$0.16	$0.12	$0.10
Expected volatility	35%	34%	37%
Risk-free interest rate	4.0%	3.5%	3.3%
Expected life of option	4 years	4 years	4 years
Expected forfeitures	15%	15%	15%
Weighted average grant date fair values	$13.19	$8.36	$3.39
Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans

Commencing in 2005, Cameco provides each planned participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2006, the total PSUs held by the participants was 292,150 (2005 - 196,200).

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. In 2006, 60% of each director’s annual retainer was paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining 40% of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2006, the total DSUs held by participating directors was 299,928 (2005 — 281,766).

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2006, the number of options held by participating employees was 383,181 (2005 — 443,760) with exercise prices ranging from $4.81 to $41.00 per share (2005 - $4.81 to $27.04) and a weighted average exercise price of $18.63 (2005 — $12.12).

Cameco has recognized the following amounts for these plans:

	2006	2005	2004

Performance share units	$4,884	$2,011	$—
Deferred share units	3,206	4,089	1,896
Phantom stock options	5,212	8,537	4,376
21.	Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Under the defined pension benefit plans, Cameco provides benefits to retirees based on their length of service and final average earnings. The non-pension post-retirement plan covers such benefits as group life and supplemental health insurance, to eligible employees and their dependents. The costs related to the non-pension post-retirement plans are charged to earnings in the period during which the employment services are rendered. However, these future obligations are not funded.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2006. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2009. The status of the defined plans is as follows:
(a)	Accrued Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2006	2005	2006	2005

Balance at beginning of year	$15,926	$16,478	$7,403	$4,460
Current service cost	1,028	803	487	226
Interest cost	872	849	544	271
Actuarial loss	6,056	—	395	2,364
Plan amendments	—	—	588	258
Acquisition of Zircatec interest [note 23]	—	—	3,116	—
Benefits paid	(611)	(2,199)	(367)	(176)
Foreign exchange rate changes	1	(5)	—	—

	$23,272	$15,926	$12,166	$7,403

(b)	Plan Assets

	Pension Benefit Plans
	2006	2005

Fair value at beginning of year	$23,403	$23,201
Actual return on plan assets	1,569	1,337
Employer contributions	51	1,064
Benefits paid	(611)	(2,199)

Fair value at end of year	$24,412	$23,403

Plan assets consist of:

	Pension Benefit Plans
	2006	2005

Asset Category (i)
Equity securities	34%	32%
Bonds	23%	20%
Other (ii)	43%	48%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2006 and 2005 respectively.

(ii)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.
(c)	Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2006	2005	2006	2005

Fair value of plan assets	$24,412	$23,403	$—	$—
Accrued benefit obligation	23,272	15,926	12,166	7,403

Funded status of plans — surplus (deficit)	1,140	7,477	(12,166)	(7,403)

Unamortized net actuarial loss	6,509	1,249	—	—
Unamortized transitional obligation	240	963	—	—

Accrued benefit asset (liability) [notes 6, 9]	$7,889	$9,689	$(12,166)	$(7,403)

(d)	Net Pension Expense

	2006	2005	2004

Current service cost	$1,028	$803	$806
Interest cost	872	849	1,031
Actual return on plan assets	(1,569)	(1,337)	(885)
Actuarial loss	6,056	—	—

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	6,387	315	952
Difference between actual and expected return on plan assets	796	491	60
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligation for year	(6,056)	—	87
Amortization of transitional obligation	723	706	694

Defined benefit pension expense	1,850	1,512	1,793
Defined contribution pension expense	8,973	6,569	5,418

Net pension expense	$10,823	$8,081	$7,211

	2006	2005	2004

Significant assumptions at December 31
Discount rate	5.3%	5.3%	6.5%
Rate of compensation increase	4.5%	4.5%	4.5%
Long-term rate of return on assets	6.3%	7.0%	7.0%
(e)	Other Post-Retirement Benefit Expense (Gain)

	2006	2005	2004

Current service cost	$487	$226	$186
Interest cost	544	271	271
Actuarial (gain) loss	395	2,364	(26)
Plan amendment costs	588	258	772

Other post-retirement benefit expense	$2,014	$3,119	$1,203

	2006	2005	2004

Significant assumptions at December 31
Discount rate	5.1%	5.3%	6.5%
Initial health care cost trend rate	10%	11%	11%
Cost trend rate declines to	6%	6%	6%
Year the rate reaches its final level	2011	2011	2008
(f)	Pension and Other Post-Retirement Benefits Cash Payments

	2006	2005	2004

Employer contributions to funded pension plans	$51	$1,599	$567
Benefits paid for unfunded benefit plans	367	176	132
Cash contributions to defined contribution plans	8,973	6,569	5,418

Total cash payments for employee future benefits	$9,391	$8,344	$6,117

BPLP

BPLP has a funded registered pension plan and an unfunded supplemental pension plan. The funded plan is a contributory, defined benefit plan covering all employees up to the limits imposed by the Income Tax Act. The supplemental pension plan is a non-contributory, defined benefit plan covering all employees with respect to benefits that exceed the limits under the Income Tax Act. These plans are based on years of service and final average salary.

BPLP also has other post-retirement benefit and other post-employment benefit plans that provide for group life insurance, health care and long-term disability benefits. These plans are non-contributory.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2004. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2007. The status of Cameco’s proportionate share (31.6%) of the defined plans is as follows:

(a)	Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2006	2005	2006	2005

Fair value of plan assets	$605,789	$526,188	$—	$—
Accrued benefit obligation	800,050	658,690	141,746	67,103

Funded status of plans — deficit	(194,261)	(132,502)	(141,746)	(67,103)

Unrecognized prior service cost	—	—	5,856	—
Unamortized net actuarial (gain) loss	206,253	150,621	49,034	(11,046)

Accrued benefit asset (liability) [notes 6, 9]	$11,992	$18,119	$(86,856)	$(78,149)

(b)	Pension Asset Categories

	Asset Allocation		Target Allocation
	2006	2005	2006	2005

Asset Category (i)
Equity securities	71%	70%	70%	70%
Fixed income	28%	29%	30%	30%
Cash	1%	1%	0%	0%

Total	100%	100%	100%	100%

The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan’s investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants. Rebalancing will take place on a monthly basis if outside of 3% of the target asset allocation.

(i) The defined benefit plan assets contain no material amounts of related party assets at December 31, 2006.

(c)	Other Benefit Plans Expense

	2006	2005

Current service cost	$24,229	$3,099
Interest cost	35,406	5,301
Actual return on plan assets	(64,194)	(12,425)
Actuarial loss	89,119	18,412

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	84,560	14,387
Difference between actual and expected return on plan assets	25,679	7,157
Difference between actuarial loss recognized and actual actuarial loss on accrued benefit obligation for year	(81,322)	(17,840)

Net pension expense	$28,917	$3,704

	2006	2005

Significant assumptions at December 31
Discount rate	5.0%	5.3%
Rate of compensation increase	3.5%	3.5%
Long-term rate of return on assets	7.0%	7.3%
(d)	Other Benefit Plans Expense

	2006	2005

Current service cost	$6,304	$555
Interest cost	4,394	550
Past service cost	5,856	—
Actuarial loss	59,563	1,935

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	76,117	3,040
Difference between actual and recognized past service costs for year	(5,856)	—
Difference between actuarial gain recognized and actual actuarial loss on accrued benefit obligation for year	(59,931)	(2,227)

Other benefit plans expense	$10,330	$813

	2006	2005

Significant assumptions at December 31
Discount rate	5.0%	5.1%
Rate of compensation increase	3.5%	3.5%
Initial health care cost trend rate	10.0%	10.0%
Cost trend rate declines to	5.0%	4.5%
Year the rate reaches its final level	2018	2011
A one percentage point increase or decrease in assumed health care cost trend rate would have the following effect:

	Increase	Decrease

Effect on December 31, 2006 obligation	$23,892	$(19,986)
Aggregate of 2006 current service cost and interest cost	1,655	(1,335)
(e)	Pension and Other Post-Retirement Benefits Cash Payments

	2006	2005

Employer contributions to funded pension plans	$21,665	$—
Benefits paid for unfunded benefit plans	1,705	189

Total cash payments for employee future benefits	$23,370	$189

Benefits paid by the funded pension plan were $12,500,000 for 2006 (2005 — $800,000). BPLP’s expected contributions for the year ended December 31, 2007 are approximately $33,180,000 for the pension benefit plans.

The following are estimated future benefit payments, which reflect expected future service:

	Pension Benefit Plans	Other Benefit Plans

2007	$9,900	$3,100
2008	13,200	3,500
2009	16,700	4,000
2010	20,600	4,600
2011	24,500	5,100
2012 to 2016	184,500	34,300
22.	Goodwill

The acquisitions undertaken as part of the gold restructuring in 2004 were accounted for using the purchase method whereby assets and liabilities assumed were recorded at their fair market value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill.

Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the third quarter of 2006, Cameco completed the goodwill impairment test for all reporting units. The results of this test indicated there was no impairment.

23.	Acquisition of Interest in Zircatec Precision Industries, Inc.

Effective February 1, 2006, Cameco acquired a 100% interest in Zircatec Precision Industries, Inc. for $108,884,000. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors. The acquisition was accounted for using the purchase method and the results of operations are included in the consolidated financial statements from February 1, 2006.

The values assigned to the net assets acquired were as follows:

Cash and other working capital	$20,738
Tangible assets	30,928
Intangible assets	118,819
Future income taxes	(40,836)
Net liabilities	(20,765)

Net assets acquired	$108,884

Financed by:
Cash	$88,884
Holdback [note 9]	20,000

$108,884

The amount allocated to intangible assets relates to the intellectual property of the business. It is amortized over the estimated production profile of the business and during 2006, $4,800,000 of the intangible asset was amortized.

24.	Commitments and Contingencies
(a)	Cameco signed a toll-conversion agreement with British Nuclear Fuels plc (BNFL) to acquire uranium UF6 conversion services from BNFL’s Springfields plant in Lancashire, United Kingdom. Under the 10-year agreement, BNFL is obligated to annually convert a base quantity of five million kgU as UO3 to UF6 for Cameco.

(b)	The legal action commenced by Mountain West Mines Inc. was dismissed and there was no financial impact on Cameco’s wholly owned subsidiary, Power Resources Inc.

(c)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. A decision to proceed with arbitration has been made but formal commencement of proceedings has not taken place because counsel for the Consortium and BE have yet to agree on the composition of the arbitration panel.

In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Management is of the opinion, after review of the facts with counsel, that this action against Bruce Power LP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(d)	A claim has been filed in the Mongolian national arbitration court against Centerra Gold Mongolia LLC alleging non-performance of an agreement in relation to the Gatsuurt property. The claimant seeks the transfer to it of the principal license for the Gatsuurt property. The potential impact of this claim is not determinable at this time. Management believes that the terms of this agreement have been fully met and the claim is without merit.

(e)	Annual supplemental rents of $26,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour, the supplemental rent reduces to $13,000,000 per operating reactor. In accordance with the Sublease Agreement, Bruce A L.P. will participate in its share of any adjustments to the supplemental rent.

(f)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At December 31, 2006, Cameco’s actual exposure under these assurances was $23,700,000.

ii)	Guarantees to customers under power sales agreements of up to $74,000,000. At December 31, 2006, Cameco’s actual exposure under these guarantees was $2,400,000.

iii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000.
(g)	Commitments

At December 31, 2006, Cameco’s purchase commitments, the majority of which are fixed price uranium and conversion purchase arrangements, were as follows:

(Millions (US))

2007	$173
2008	138
2009	126
2010	119
2011	122
Thereafter	326

Total	$1,004

25.	Financial Instruments

The majority of revenues are derived from the sale of uranium products. Cameco’s financial results are closely related to the long- and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium inventory levels, and political and economic conditions in uranium producing and consuming countries. Revenue from gold operations is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their levels of gold held as reserves. Financial results are also impacted by changes in foreign currency exchange rates and other operating risks.

To hedge risks associated with fluctuations in the market price for uranium, Cameco seeks to maintain a portfolio of uranium sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. Cameco enters into forward sales contracts to establish a price for future deliveries of US dollars. Net realized gains (losses) on contracts designated as hedges are recorded as deferred gains (deferred charges) and recognized in earnings when the related hedged transactions occur.

Financial assets that are subject to credit risks include cash and securities, accounts receivable and commodity and currency instruments. Cameco mitigates credit risk on these financial assets by holding positions with a variety of large creditworthy institutions. Sales of uranium, with short payment terms, are made to customers that management believes are creditworthy.

Except as disclosed below, the fair market value of Cameco’s financial assets and financial liabilities approximates net book value as a result of the short-term nature of the instrument or the variable interest rate associated with the instrument.

BPLP is exposed to changes in electricity prices associated with an open spot market for electricity in Ontario. To hedge the commodity price risk exposure associated with changes in the price of electricity, BPLP enters into various energy and related sales contracts. These instruments have terms ranging from 2007 to 2010. At December 31, 2006, the mark-to-market gain on these sales contracts was $54,700,000.

Currency

At December 31, 2006, Cameco had $1,364,000,000 (US) in forward contracts at an average exchange rate of $1.17 and € 58,350,000 at an average exchange rate of $1.24. The foreign currency contracts are scheduled for use as follows:

(Millions)	US	Rate	Cdn	Euro	Rate	US

2007	$584	1.19	$695	€32	1.24	$40
2008	375	1.18	443	13	1.24	16
2009	270	1.15	311	10	1.23	12
2010	135	1.14	154	3	1.27	4

Total	$1,364	1.17	$1,603	€58	1.24	$72

These positions consist entirely of forward sales contracts. The average exchange rate reflects the original spot prices at the time the contracts were entered into and includes deferred gains and deferred charges. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as contracts are utilized.
At December 31, 2006, Cameco’s net mark-to-market loss on these foreign currency instruments was $36,800,000 (Cdn).

26.	Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year net of shares held as security for employee loans to purchase such shares. The weighted average number of paid shares outstanding in 2006 was 351,223,724 (2005 — 347,863,822; 2004 — 342,889,722).

		(as adjusted -	(as adjusted -
		note 3(b))	note 3(b))
	2006	2005	2004

Basic earnings per share computation
Net earnings	$375,715	$215,469	$276,506
Weighted average common shares outstanding	351,224	347,864	342,890

Basic earnings per common share	$1.07	$0.62	$0.81

Diluted earnings per share computation
Net earnings	$375,715	$215,469	$276,506
Dilutive effect of:
Convertible debentures	8,992	8,394	8,055

Net earnings, assuming dilution	$384,707	$223,863	$284,561

Weighted average common shares outstanding	351,224	347,864	342,890
Dilutive effect of:
Convertible debentures	21,209	21,214	21,230
Stock options	4,402	4,614	4,338

Weighted average common shares outstanding, assuming dilution	376,835	373,692	368,458

Diluted earnings per common share	$1.02	$0.60	$0.77

27.	Segmented Information

Cameco has four reportable segments: uranium, fuel services, electricity and gold. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity. The gold segment involves the exploration for, mining, milling and sale of gold.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

(a)	Business Segments

2006

		Fuel			Inter-
(Millions)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$803.3	$224.1	$407.6	$414.1	$(17.4)	$1,831.7

Expenses
Products and services sold	472.1	180.2	221.0	268.4	(13.9)	1,127.8
Depreciation, depletion and reclamation	94.2	19.1	43.5	44.4	(1.5)	199.7
Exploration	31.7	—	—	26.5	—	58.2
Cigar Lake remediation	20.6	—	—	—	—	20.6
Research and development	—	2.7	—	—	—	2.7
Other	4.2	—	—	(15.4)	—	(11.2)
Loss (gain) on sale of assets	(0.4)	0.5	—	(1.3)	—	(1.2)
Non-segmented expenses						89.6

Earnings before income taxes and minority interest	180.9	21.6	143.1	91.5	(2.0)	345.5
Income tax recovery						(68.8)
Minority interest						38.6

Net earnings						$375.7

Assets	$3,100.6	$366.5	$758.6	$914.7	$—	$5,140.4
Capital expenditures for the year	$287.8	$17.9	$33.2	$120.7	$—	$459.6

2005 (as adjusted — note 3(b))

		Fuel	(i)		(i)
(Millions)	Uranium	Services	Electricity	Gold	Adjustments	Total

Revenue	$690.1	$157.7	$577.8	$412.1	$(525.0)	$1,312.7

Expenses
Products and services sold	428.5	120.2	315.4	231.0	(281.1)	814.0
Depreciation, depletion and reclamation	102.1	9.8	76.6	73.9	(64.8)	197.6
Exploration	25.7	—	—	31.8	—	57.5
Research and development	—	2.4	—	—	—	2.4
Other	(79.5)	—	109.1	—	(13.3)	16.3
Gain on sale of assets	(0.2)	(0.1)	—	(1.2)	—	(1.5)
Earnings from Bruce Power					(165.8)	(165.8)
Non-segmented expenses						119.7

Earnings before income taxes and minority interest	213.5	25.4	76.7	76.6	—	272.5
Income tax expense						30.3
Minority interest						26.7

Net earnings						$215.5

Assets	$2,927.0	$239.3	$786.6	$819.9	$—	$4,772.8
Capital expenditures for the year	$203.8	$18.4	$335.2	$39.9	$(312.4)	$284.9

2004 (as adjusted — note 3(b))

		Fuel	(i)		(i)
(Millions)	Uranium	Services	Electricity	Gold	Adjustments	Total

Revenue	$581.5	$144.5	$513.4	$322.5	$(513.4)	$1,048.5

Expenses
Products and services sold	377.9	101.9	313.5	143.3	(313.5)	623.1
Depreciation, depletion and reclamation	99.5	9.6	67.8	71.1	(67.8)	180.2
Exploration	17.0	—	—	19.0	—	36.0
Research and development	—	1.9	—	—	—	1.9
Other	(1.8)	—	11.4	(123.5)	(11.4)	(125.3)
Gain on sale of assets	(1.7)	—	—	(0.3)	—	(2.0)
Earnings from Bruce Power					(120.7)	(120.7)
Non-segmented expenses						78.0

Earnings before income taxes and minority interest	90.6	31.1	120.7	212.9	—	377.3
Income tax recovery						73.3
Minority interest						27.5

Net earnings						$276.5

Assets	$2,455.0	$206.4	$1,079.6	$742.1	$(431.0)	$4,052.1
Capital expenditures for the year	$122.5	$14.0	$114.3	$11.8	$(114.3)	$148.3

(i)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of BPLP’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 [note 19] and the associated revenues and expenses prior to the restructuring are eliminated in the adjustments column.
(b)	Geographic Segments

(Millions)	2006	2005	2004

Revenue from products and services
Canada — domestic	$525.2	$109.0	$77.4
— export	271.0	214.9	244.0
United States	621.3	576.7	404.6
Kyrgyzstan	223.1	260.5	207.8
Mongolia	191.1	151.6	114.7

	$1,831.7	$1,312.7	$1,048.5

Assets
Canada	$3,560.7	$3,631.5	$2,944.4
United States	323.4	234.7	188.4
Kyrgyzstan	576.9	473.7	494.5
Mongolia	305.5	189.5	194.9
Europe	286.2	199.6	201.3
Kazakhstan	87.7	43.8	28.6

	$5,140.4	$4,772.8	$4,052.1

(c)	Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2006, revenues from one customer of Cameco’s uranium and fuel services segments represented approximately $64,270,000 (2005 — $134,600,000; 2004 — $86,500,000), approximately 6% (2005 — 16%; 2004 — 12%) of Cameco’s total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

During 2006, electricity revenues from BPLP’s two largest customers represented approximately 15% and 12% BPLP’s total revenues. In 2005, electricity revenues from one customer of BPLP represented approximately 11% of BPLP’s total revenues.
28.	Generally Accepted Accounting Principles in Canada and the United States

The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).
(a)	Reconciliation of earnings in accordance with Canadian GAAP to earnings determined in accordance with US GAAP:

		(as adjusted -	(as adjusted -
		note 3(b))	note 3(b))
	2006	2005	2004

Net earnings under Canadian GAAP	$375,715	$215,469	$276,506
Add (deduct) adjustments for (d):
Depreciation and depletion (i)	—	—	1,618
Mineral property costs (ii)	—	(1,760)	11,028
Pre-operating costs (iii)	1,512	1,512	3,658
Stripping costs (iv)	(6,020)	—	—
Hedges and derivative instruments (v) (vi)	5,668	(1,765)	(12,104)
Earnings from BPLP (iii) (v)	(1,003)	25,407	2,015
Tax uncertainties and business combinations (x)	(3,727)	—	—
Stock-based compensation (xi)	(3,998)	2,162	2,279
Income tax effect of adjustments	(14,258)	(7,785)	(1,808)
Minority interest effect of adjustments	4,326	—	—

Net earnings under US GAAP	358,215	233,240	283,192
Hedges and derivative instruments (v)	40,076	(36,748)	32,691
Foreign currency translation adjustments (vii)	13,631	(12,875)	(27,266)
Unrealized gain (loss) on available-for-sale securities (viii)	(107)	(60,606)	36,849
Additional pension obligation (ix)	(31,568)	—	—

Comprehensive income under US GAAP	$380,247	$123,011	$325,466

Basic net earnings per share under US GAAP	$1.02	$0.67	$0.83

Diluted earnings per share under US GAAP	$0.97	$0.65	$0.79

(b)	Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP:
(i)	Balance Sheets

			(as adjusted -
			note 3(b))
	2006		2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Current assets	$1,354,424	$1,235,813	$1,524,459	$1,399,575
Property, plant and equipment	3,312,152	2,703,892	2,871,337	2,261,614
Long-term receivables, investments and other	293,714	348,528	196,747	503,833
Goodwill	180,139	176,412	180,232	180,232

Total assets	$5,140,429	$4,464,645	$4,772,775	$4,345,254

Current liabilities	$501,968	$393,803	$635,219	$544,176
Long-term debt	696,691	529,790	702,109	523,149
Provision for reclamation	228,496	228,496	167,568	167,568
Other liabilities	232,370	160,761	98,609	50,839
Deferred income taxes	339,451	257,508	444,942	419,664

	1,998,976	1,570,358	2,048,447	1,705,396

Minority interest	400,071	395,745	360,697	360,697

Shareholders’ equity
Share capital	812,769	812,769	779,035	779,035
Contributed surplus	540,173	507,753	529,245	492,827
Retained earnings	1,428,206	1,344,331	1,108,748	1,042,373
Accumulated other comprehensive income
- net actuarial loss [d(ix), g(v)]	—	(180,630)	—	—
- transitional obligation [g(v)]	—	(165)	—	—
- prior service cost [g(v)]	—	(4,041)	—	—
- cumulative translation account [d(vii)]	(39,766)	(18,545)	(53,397)	(32,175)
- available-for-sale securities [d(viii)]	—	—	—	107
- hedges and derivative instruments [d(v)]	—	37,070	—	(3,006)

Total accumulated other comprehensive income	(39,766)	(166,311)	(53,397)	(35,074)

Total shareholders’ equity	2,741,382	2,498,542	2,363,631	2,279,161

Total liabilities and shareholders’ equity	$5,140,429	$4,464,645	$4,772,775	$4,345,254

(ii)	Components of accounts payable and accrued liabilities are as follows:

Accounts payable	$283,911	$198,860	$217,359	$126,320
Taxes and royalties payable	65,834	65,834	88,539	88,539
Accrued liabilities	53,061	53,061	44,500	44,500

Total accounts payable and accrued liabilities	$402,806	$317,755	$350,398	$259,359

(c)	The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

	2006	2005	2004

Cash provided by operations	$398,100	$283,176	$239,070
Cash provided by (used in) investing	$(495,378)	$36,742	$(171,715)
Cash provided by (used in) financing	$(175,602)	$101,202	$54,014
(d)	A description of certain significant differences between Canadian GAAP and US GAAP follows:
(i)	Writedown of Mineral Properties

Under both Canadian and US GAAP, property, plant and equipment must be assessed for potential impairment. As of 2003, there was no longer any difference in the calculation of an impairment loss between Canadian and US GAAP. However, as a result of previous differences in the amounts of impairment losses recognized under US and Canadian GAAP, there is a difference in the amount of depreciation and depletion charged to earnings.

(ii)	Mineral Property Costs

Consistent with Canadian GAAP, Cameco defers costs related to mineral properties once the decision to proceed to development has been made. Under US GAAP, these costs are expensed until such time as a final feasibility study has confirmed the existence of a commercially mineable deposit. Prior to 2004, there were differences in accounting for mineral property development costs. As a result, since the carrying value of the mineral property is now different under US GAAP, interest capitalization was impacted. An adjustment was made to reduce capitalized interest by $1,760,000 in 2005 (2004 - $1,614,000). There was no impact on capitalized interest in 2006.

Prior to 2004, the mineral property costs expensed under US GAAP included a provision for loan impairment totalling $12,642,000. Due to the recognition of reserves and the completion of a final feasibility study, Cameco was able to demonstrate the loan to be recoverable and reversed the impairment provision in 2004.

(iii)	Pre-Operating Costs

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved, subject to time limitations. Under US GAAP, such costs are expensed as incurred as required by AICPA Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. McArthur River commercial production commenced March 1, 2000 for US GAAP and November 1, 2000 for Canadian GAAP. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate.

Prior to 2005, costs related to the restart of two nuclear reactors at BPLP were considered to be start-up costs required to be expensed under US GAAP. As a result of expensing these start-up costs, there was a difference in the capital costs recognized under Canadian and US GAAP. Accordingly, an adjustment was made to reduce the amount of depreciation charged to earnings by $2,329,000 in 2005 (2004 — $2,445,000).

In 2005, the BPLP agreement was restructured resulting in the disposition of certain assets and recognition of a loss. Under US GAAP, the carrying value of these assets was less than under Canadian GAAP. Accordingly, the pre-tax loss has been reduced by $22,820,000.

(iv)	Stripping Costs

Under Canadian GAAP, stripping costs incurred during the production phase by mining companies to remove overburden and other mine waste materials in order to access mineral deposits, can be either expensed or capitalized given the specifics of the situation. Under US GAAP, stripping costs are deemed to be variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Stripping costs of $6,020,000 were incurred in 2006 and capitalized at one of the Centerra production mines. As a result, an adjustment was made to increase products and services sold by the amount capitalized.

(v)	Hedges and Derivative Instruments

Under US GAAP, all derivative instruments are recognized on the balance sheet as either assets or liabilities measured at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met to qualify as a cash flow hedge. Changes in the fair value of derivatives that qualify as fair value hedges, are recognized in earnings in the same period as the hedged items. Changes in the fair value of the effective portion of a cash flow hedge are deferred in other comprehensive income with any ineffectiveness of the hedge recognized immediately on the statement of earnings.

Prior to 2004, forward points were included in the assessment of hedge effectiveness for Canadian GAAP purposes and excluded for US GAAP purposes. The cumulative impact of this difference was $16,042,000 at December 31, 2003 of which $2,173,000 was recognized in 2006 (2005 — $1,765,000; 2004 — $12,104,000).

For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2006, a loss of $615,000 (after tax) relates to the hedging of foreign exchange risk. Of these amounts, a gain of $5,203,000 (after tax) would be recorded in earnings during 2007 if market conditions remained unchanged. The impact on other comprehensive income for 2006 is a loss of $22,497,000 (2005 — loss of $14,583,000; 2004 — gain of $38,814,000).

BPLP also has certain derivative instruments that qualify for hedge accounting. For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2006, a gain of $37,685,000 (after tax) relates to the hedging of electricity price risk. Of this amount, a gain of $13,976,000 (after tax) would be recorded in earnings for 2007 if market conditions remained unchanged. The impact on other comprehensive income for hedge accounting for 2006 is a gain of $62,573,000 (2005 — loss of $22,165,000; 2004 — loss of $6,123,000).

Prior to August 2003, certain BPLP energy contracts did not qualify for hedge accounting under US GAAP as the documentation required for hedge accounting was not contemplated at the time of entering into the contracts. Accordingly, changes in the fair value of these contracts were charged to US GAAP earnings. Under Canadian GAAP, hedge accounting was applied prior to August 2003, resulting in differences to be recognized in future periods. As a result of this past difference in hedge accounting treatment, a loss of $1,003,000 was recognized in 2006 (2005 — gain of $259,000; 2004 — gain of $618,000). At the end of 2006, all differences have been recognized.
(vi)	Embedded Derivative Instruments

Under US GAAP, all derivative instruments are recognized on the balance sheet as either assets or liabilities measured at fair value. Under Canadian GAAP, derivatives embedded within hybrid instruments are generally not separately accounted for. In 2006, certain of Cameco’s sales contracts contained embedded foreign currency derivatives. As a result they were separately accounted for and $7,841,000 was recognized in earnings (2005 — nil, 2004 — nil).

(vii)	Cumulative Translation Account

Under US GAAP, exchange gains and losses arising from the translation of our net investments in foreign operations are included in comprehensive income. In addition, exchange gains and losses of any foreign currency debt designated as hedges of those net investments are included in comprehensive income. Cumulative amounts are included in accumulated other comprehensive income on the balance sheet.

(viii)	Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income. At December 31, 2006, Cameco no longer held any available-for-sale securities. Cameco’s investments in Energy Resources of Australia Ltd, Batavia Mining Ltd. (formerly Menzies Gold NL), Tenke Mining Corp., Maudore Minerals Ltd. (formerly Maude Lake Exploration Ltd.), and Golden Band Resources Inc. were classified as available for sale. The investments in Maudore Minerals Ltd. and Golden Band Resources Inc. were sold in 2006. The investment in Energy Resources of Australia Ltd was sold in 2005 and the investments in Batavia Mining Ltd. and Tenke Mining Corp. were sold in 2004. The fair market value of the owned investments at December 31, 2005 was $887,000 (2004 - $79,785,000). The cumulative unrealized gain at December 31, 2005 was $107,000 (2004 - $60,713,000).

(ix)	Additional Pension Obligation

Under US GAAP, for defined benefit pension plans, an unfunded accumulated benefit obligation should be recorded as an additional minimum pension liability. Under Canadian GAAP there is no requirement to recognize an additional minimum pension liability. In 2006 for the BPLP benefit plans, the impact on other comprehensive income is a loss of $31,568,000 (2005 — nil, 2004 — nil). The amount in accumulated other comprehensive income at December 31, 2006 is a net actuarial loss of $31,568,000 (2005 — nil). As a result of the implementation of Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (FAS 158) [note (g)v], there will be no requirement prospectively to determine an additional minimum liability.

(x)	Tax Uncertainties and Business Combinations

Uncertainties related to income taxes may exist at the time of a business combination, which affect the recognition of future income tax assets. These uncertainties may result because the realizability of the future income tax asset is uncertain, or because the existence of the asset is uncertain.

Under US GAAP, when a future income tax asset acquired in a business combination that was not recognized as an identifiable asset by the acquirer at the date of the acquisition (for realizability or existence issues) is subsequently recognized by the acquirer, the benefit should be applied as follows: 1) first to reduce to zero any goodwill related to the acquisition; 2) second to reduce to zero other non-current intangible assets related to the acquisition; 3) third to reduce income tax expense.

Under Canadian GAAP, this approach only applies to tax uncertainties related to realizability. If the tax uncertainty is related to existence, then subsequent adjustments related to the tax uncertainties would be treated as a change in management’s estimates and directly recorded to earnings. In 2006, a tax uncertainty due to existence was removed related to assets acquired by Centerra from Kyrgyzaltyn in 2004 when Centerra acquired an additional 66.7% interest in Kumtor Gold Company. As a result, a gain of $6,098,000 was recorded to income tax for Canadian GAAP purposes. An adjustment of $3,727,000 was made to reallocate part of the gain to goodwill for US GAAP purposes.

(xi)	Stock-Based Compensation

Under Canadian GAAP, in accordance with EIC 162 [note 3(b)], Cameco recognizes stock-based compensation expense over the shorter of the period to eligible retirement or the vesting period for stock-based awards granted on or after January 1, 2003. Under US GAAP, this accounting treatment is applied to stock-based awards granted on or after January 1, 2006. Stock-based awards granted prior to January 1, 2006 are recognized over the full vesting period of the award. As a result, an adjustment was made to increase stock compensation expense by $3,998,000 in 2006 (2005 — decrease of $2,162,000, 2004 — decrease of $2,279,000).
(e)	Investment in BPLP

Under Canadian GAAP, Cameco accounts for its interest in BPLP by the proportionate consolidation method. Under US GAAP, Cameco is required to equity account for its investment and record in earnings its proportionate share of their net earnings measured in accordance with US GAAP.

(f)	Convertible Debentures

Under US GAAP, convertible debentures are to be classified entirely as debt rather than equity. Due to the difference, accretion related to the equity component of convertible debentures for Canadian GAAP should be reversed for US GAAP purposes. Since all interest related to the debentures is being capitalized under both US and Canadian GAAP, the adjustment only affects the balance sheet. The cumulative effect is to decrease shareholders’ equity by $30,473,000, increase long-term debt by $22,699,000 and decrease property, plant and equipment by $7,774,000.

(g)	New Accounting Pronouncements
(i)	Accounting for Certain Hybrid Financial Instruments

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 155, Accounting for Certain Hybrid Instruments — an amendment of FASB Statement No. 133 and 140 (“FAS 155”). FAS 155 allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety that contains an embedded derivative that otherwise would require bifurcation. FAS 155 will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

(ii)	Guidance on Accounting for Income Taxes

In July 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides additional guidance on how to recognize, measure, and disclose income tax benefits. FIN 48 will be effective for fiscal years beginning after December 15, 2006. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

(iii)	Guidance for Quantifying Financial Statement Misstatements

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity’s financial statements. SAB requires that in quantifying and analyzing misstatements, both the income statement approach and balance sheet approach should be used to evaluate the materiality of financial statement misstatements. The adoption of this bulletin does not have a material impact on the Cameco consolidated financial statements.

(iv)	Framework on Fair Value Measurement

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. FAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

(v)	Accounting for Defined Benefit Pension and Other Post-Retirement Plans

On September 29, 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans (“FAS 158”), an amendment of FASB Statements No. 87, 88, 106 and 132(R). FAS 158 requires an entity to recognize the over funded or under funded status of a benefit plan as an asset or liability in the balance sheet, and to recognize the existing unrecognized net gains and losses, unrecognized prior service costs, and unrecognized net transition assets in other comprehensive income. FAS 158 is effective for Cameco prospectively as of December 31, 2006. The required adjustments are reported as an adjustment to the ending balance of accumulated other comprehensive income.

For the Cameco benefit plan, the cumulative effect of the change in policy on the balance sheet at December 31, 2006 is to decrease shareholders’ equity by $4,646,000 (net actuarial loss of $4,481,000 and transitional obligation of $165,000), decrease long-term receivables, investments and other by $6,749,000 and decrease future income taxes by $2,103,000.

For the BPLP benefit plan, the cumulative effect of the change in policy on the balance sheet at December 31, 2006 is to decrease shareholders’ equity by $148,622,000 (net actuarial loss of $144,581,000 and prior service cost of $4,041,000), decrease long-term receivables, investments and other by $215,393,000 and decrease future income taxes by $66,771,000.

For the Cameco benefit plans, the estimated amount of amortization expense to be recognized in earnings in 2007 is estimated to be $240,000 for the unamortized transitional obligation, and $487,000 for the unamortized actuarial loss. There is not expected to be any plan assets returned to the business in 2007.

For the BPLP benefit plans, the estimated amount of amortization expense to be recognized in earnings in 2007 is estimated to be $697,000 for the unrecognized prior service cost, and $14,559,000 for the unamortized net actuarial loss. There is not expected to be any plan assets returned to the business in 2007.
29.	Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.